Exhibit 99.1

HORIZON PHARMA PLC SENDS LETTER TO DEPOMED, INC BOARD OF DIRECTORS

— Horizon Pharma stands by its proposal to acquire all the outstanding shares of Depomed for $33.00 a share in Horizon Pharma stock, assuming parties can come to a negotiated agreement quickly —

— Horizon Pharma will fix the exchange ratio based on the 15-day volume weighted average price of Horizon Pharma’s stock as of August 12th, $34.74 per share, which results in an exchange ratio of .95 Horizon Pharma shares for every Depomed share —

— Horizon would alternatively offer Depomed shareholders a combination of cash and stock at $32.50 per share to partially offset incremental costs associated with including cash as a component of the consideration —

DUBLIN, IRELAND – August 13, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today sent the following letter to the Board of Directors of Depomed, Inc. (“Depomed”).

August 13, 2015

Board of Directors

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Madam and Sirs:

We and many of your largest shareholders continue to be disappointed by Depomed’s unwillingness to sit down with us, sign a confidentiality agreement, and engage in good faith discussions that would lead to a successful combination of our two companies. The vast majority of shareholders we speak to believe Horizon Pharma and Depomed together would comprise a powerful new enterprise. Your shareholders would benefit significantly from the combination of our two companies in two ways: first, from the initial 60% premium we have offered and, second, from being an owner in the new company which, together, we believe would offer greater upside potential as a leading global biopharmaceutical company.

Since we made our initial acquisition proposal of $29.25 a share on May 27th, we have acted in good faith and attempted to engage in consensual negotiations. Depomed’s initial private rejection on June 25th of our $29.25 offer was followed by your advisor’s suggestion that Depomed would engage with us if we increased our offer by $3.00 a share from $29.25 to $32.25. In an act of good faith and reliance on that guidance, we privately moved our offer to $32.25. Not only did Depomed renege and not engage, on July 12th, you adopted a poison pill and a series of amendments to Depomed’s bylaws, the effect of which was to disenfranchise your shareholders and delay by several months your shareholders’ ability to call a special meeting and take action on your failure to engage with us. On July 21st, we then publicly communicated our private price increase and even increased our offer from $32.25 to $33.00 a share to once again try to engage in consensual negotiations. Yet again, you publicly rejected our revised proposal of $33.00 that same day.

In an attempt to exhaust every possibility of engaging in consensual negotiations, we again sought to engage privately with Jim Schoeneck to enter negotiations. When Jim and I spoke on Thursday July 30th, we did indeed offer to discuss value and possibly include cash as a component of our offer in an amount up to 25% and Jim stated it was “helpful” and he would potentially come back to us with a counter proposal after discussing our proposal with a few people. Importantly, I communicated to Jim that our willingness to discuss value and possibly include cash in our offer was conditioned upon Depomed entering into consensual negotiations. The next day, Depomed’s advisors simply told us “they have no feedback” and we needed to bid higher, focusing not on value but on some notion of pro forma revenue contribution. This reversal is further evidence of the board’s apparent unwillingness to deal with Horizon Pharma in good faith.

Therefore, we want to make clear to you that:

•	We stand by our proposal to acquire all the outstanding shares of Depomed for $33.00 a share in Horizon Pharma stock, assuming we can come to a negotiated agreement quickly.

•	We will fix the exchange ratio based on the 15-day volume weighted average price of Horizon Pharma’s stock as of August 12th, which is $34.74 per share, and results in an exchange ratio of .95 Horizon Pharma shares for every Depomed share.

•	As we indicated to Jim Schoeneck in private discussions on Thursday July 30th, we would be willing to make our proposal a cash-stock mix with up to 25% of the consideration in cash at the election of Depomed’s shareholders. To that end, we have begun to discuss with your shareholders their preference for a proposal with this consideration option. As we do so, we are also highlighting to your shareholders that there are obvious costs to us and to them associated with including cash as a component of consideration. These costs include:

•	Breakage costs of approximately $38 million associated with Depomed’s current convertible bonds that are triggered upon cash consideration exceeding 10%.

•	Financing commitment costs associated with a cash offer equal to greater than $2 million per month.

•	While we stand by our $33.00 per share all-stock offer, if Depomed’s shareholders prefer, we would alternatively be prepared to offer a combination of cash and stock at $32.50 per share to partially offset the above incremental costs associated with including cash as a component of the consideration.

Additionally, we believe Depomed’s shareholders understand that the period of time one can extract value from patented pharmaceutical products is finite. Depomed’s medicines are no different. Based on our analysis, every three months of delay to the consummation of a transaction between our companies reduces the value of Depomed’s assets to us by approximately $50 million. Further, Depomed is not investing in internal research capable of discovering new clinical candidates and is therefore dependent upon acquiring additional medicines to build future value. However, it appears to investors and us that Depomed’s ability to borrow additional funds to affect potential acquisitions is substantially limited by its current levels of debt. As a result, your entrenchment tactics to date, if used to lengthen the time required to consummate a transaction, could actually cost Depomed’s shareholders considerable value.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

We urge you to act now by sitting down with us to negotiate a mutually beneficial transaction that would serve the best interests of both Depomed’s and Horizon Pharma’s shareholders. We remain confident Depomed’s shareholders will support such efforts.

Best regards,

Timothy P. Walbert

Chairman, President and Chief Executive Officer

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s non-binding offer to Depomed, and potential strategic and financial benefits thereof, and solicitation of Depomed’s shareholders to call the special shareholders meeting to consider the proposals described in the Special Meeting Solicitation Statement (as defined below) and other statements that are not historical facts. These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to Horizon Pharma’s and Depomed’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission (“SEC”). Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities. This communication relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call the special shareholders meeting to consider the principal proposals described in the Special Meeting Solicitation Statement and a proposal which Horizon Pharma has made for a business combination transaction with Depomed. On August 3, 2015, Horizon Pharma filed a preliminary solicitation statement and accompanying WHITE proxy card with the SEC with respect to the solicitation of proxies to call a special meeting of shareholders (including any amendments and supplements, the “Special Meeting Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more amendments to the Special Meeting Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meeting, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC in connection with the proposed transaction. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meeting or any registration statement, prospectus, proxy statement or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETING SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE PROXY CARD AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETING AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETING AND THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meeting Solicitation Statement and these other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees may be deemed participants in a solicitation of proxies in connection with the request to call the special shareholders meeting and in connection with the proposed transaction. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meeting Solicitation Statement and in such other solicitation statements, proxy statements

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

or other documents that would be filed with the SEC in connection with the special shareholders meeting and the proposed transaction. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meeting Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meeting and the proposed transaction. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meeting Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland